Exhibit 99.1

Materialise Reports First Quarter 2021 Results

LEUVEN, Belgium—(BUSINESS WIRE)—April 29, 2021 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2021.

Highlights – First Quarter 2021

•	Total revenue was 45,554 kEUR for the first quarter of 2021, compared to 46,245 kEUR for the 2020 period.

•	Total deferred revenues from annual software sales and maintenance fees increased 1,888 kEUR to 32,130 kEUR compared to December 31, 2020.

•	Adjusted EBITDA was 5,341 kEUR for the first quarter of 2021 compared to 3,603 kEUR for the 2020 period.

•	Net loss for the first quarter of 2021 was (3,667) kEUR, or (0.07) EUR per diluted share, compared to (2,899) kEUR, or (0.05) EUR per diluted share, for the 2020 period.

•	Total cash was 107,568 kEUR at the end of the quarter; net debt was 2,960 kEUR, an improvement of 612 kEUR compared to December 31, 2020.

Executive Chairman Peter Leys commented, “While the global economy was still significantly impacted by the COVID-19 pandemic, Materialise performed well. We continued to bounce back, and our revenue came close to the level of the first quarter of 2020, which predated the pandemic. We are particularly encouraged by the fact that, alongside the revenue growth of Materialise Medical, which has been performing very strongly since Q3 2020, Materialise Software also posted growth this quarter. Our Adjusted EBITDA was a solid 5,341 kEUR, a 48.2% increase compared to the same period last year. In addition to our good financial performance during the past quarter, we took an important step to secure our growth in the longer term through the acquisition of an option to buy Link3D, a developer of AM manufacturing execution systems.”

First Quarter 2021 Results

Total revenue for the first quarter of 2021 was 45,554 kEUR, a decrease of 1.5% compared to 46,245 kEUR for the first quarter of 2020. Adjusted EBITDA increased 48.2% to 5,341 kEUR from 3,603 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2021 increased to 11.7% from 7.8% for the first quarter of 2020.

Revenue from our Materialise Software segment increased 4.1% to 10,219 kEUR for the first quarter of 2021 from 9,821 kEUR for the same quarter last year. Segment EBITDA increased 29.6% to 3,429 kEUR from 2,645 kEUR while the segment EBITDA margin increased to 33.6% from 26.9% for the prior-year period.

Revenue from our Materialise Medical segment increased 3.7% to 16,231 kEUR for the first quarter of 2021 compared to 15,645 kEUR for the same period in 2020. Segment EBITDA increased 85.0% to 4,541 kEUR compared to 2,455 kEUR while the segment EBITDA margin increased to 28.0% from 15.7% for the first quarter of 2020.

Revenue from our Materialise Manufacturing segment was 19,114 kEUR for the first quarter of 2021, a decrease of 8.2% from 20,815 kEUR for the first quarter of 2020. Segment EBITDA decreased to (144) kEUR from 1,118 kEUR while the segment EBITDA margin was (0.8)% compared to 5.4% % for the first quarter of 2020.

Gross profit remained stable at 24,568 kEUR compared to 24,585 kEUR for the same period last year, while the gross profit margin increased to 53.9% of total revenue from 53.2% for the first quarter of 2020.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses decreased, in the aggregate, 3.6% to 25,398 kEUR for the first quarter of 2021 from 26,351 kEUR for the first quarter of 2020.

Net other operating income was 1,120 kEUR compared to 683 kEUR for the first quarter of 2020.

Operating result increased to 290 kEUR from (1,084) kEUR for the first quarter of 2020.

Net financial result was (4,112) kEUR compared to (1,321) kEUR for the first quarter of 2020. Excluding the impairment of our loan position in Ditto for an amount of (3,201) kEUR, net financial result was (911) kEUR.

The first quarter of 2021 contained income tax expenses of 155 kEUR, compared to (457) kEUR in the first quarter of 2020.

As a result of the above, net loss for the first quarter of 2021 was (3,667) kEUR, compared to (2,899) kEUR for the same period in 2020. Total comprehensive income for the first quarter of 2021, which includes exchange differences on translation of foreign operations, was (6,996) kEUR compared to 284 kEUR for the 2020 period.

At March 31, 2021, we had cash and cash equivalents of 107,568 kEUR compared to 111,538 kEUR at December 31, 2020. Gross debt amounted to 110,527 kEUR, compared to 115,110 kEUR at December 31, 2020. As a result, our net debt position (gross debt less cash and cash equivalents) was (2,960) kEUR, an improvement of 612 kEUR compared to December 31, 2020.

Cash flow from operating activities for the first quarter of 2021 was 4,231 kEUR compared to 7,273 kEUR for the same period in 2020. Total capital expenditures for the first quarter of 2021 amounted to 2,011 kEUR.

Net shareholders’ equity at March 31, 2021 was 129,961 kEUR compared to 133,104 kEUR at December 31, 2020.

2021 Guidance

Mr. Leys concluded, “In the second quarter of 2021, we currently expect that our consolidated revenues will continue to grow sequentially, with the potential to be up to 10% higher than in this year’s first quarter. As our business gradually recovers from the crisis, we also intend to gradually increase expenditures in our growth initiatives, which will also impact our Adjusted EBITDA. We are cautiously optimistic that the positive trend we have been seeing in the first months of the year will continue throughout the rest of 2021, but in view of the unpredictability of the COVID-19 crisis, our visibility remains too uncertain to provide quantitative guidance for the full year of 2021.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1725, the reference rate of the European Central Bank on March 31, 2021.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2021 on Thursday, April 29, 2021, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode 6683847#.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s most recent actual results to differ materially from our expectations, including risk factors described in the company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three month period ended March 31,
in 000€, except for share data	2021	2021	2020(*)
	U.S.$	€	€
Revenue	53,412	45,554	46,245
Cost of sales	(24,606)	(20,986)	(21,660)
Gross profit	28,806	24,568	24,585
Research and development expenses	(7,663)	(6,536)	(6,527)
Sales and marketing expenses	(13,261)	(11,310)	(12,627)
General and administrative expenses	(8,855)	(7,552)	(7,197)
Net other operating income	1,313	1,120	683
Operating profit	340	290	(1,084)
Financial expenses	(5,512)	(4,701)	(1,820)
Financial income	691	589	500
Share in loss of joint venture, after tax	—	—	(39)
Profit (loss) before taxes	(4,481)	(3,822)	(2,443)
Income taxes	182	155	(457)
Net profit (loss) for the year	(4,299)	(3,667)	(2,899)
Net profit (loss) attributable to:	—
The owners of the parent	(4,300)	(3,667)	(2,841)
Non-controlling interest	—	—	(58)
Earnings per share attributable to the owners of the parent
Basic	(0.08)	(0.07)	(0.05)
Diluted	(0.08)	(0.07)	(0.05)

* The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Consolidated statements of comprehensive income (Unaudited)

	For the three month period ended March 31,
in 000€	2021	2020(*)
Net profit (loss) for the quarter	(3,667)	(2,899)
Other comprehensive income (loss)
Recycling
Exchange differences on translation of foreign operations	492	(4,157)
Non-recycling
Fair value adjustment through OCI—Equity instruments	—	—
Other comprehensive income (loss), net of taxes	492	(4,157)
Total comprehensive income (loss) for the quarter, net of taxes	(3,175)	(7,056)
Total comprehensive income (loss) attributable to:
The owners of the parent	(3,175)	(6,353)
Non-controlling interest	—	(703)

* The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
in 000€	2021	2020
Assets
Non-current assets
Goodwill	20,572	20,342
Intangible assets	32,457	32,981
Property, plant & equipment	86,435	88,267
Right-of-use assets	10,436	10,996
Investments in joint ventures	—	—
Deferred tax assets	264	201
Investments in convertible loans	3,955	6,203
Investments in non-listed equity instruments	3,842	3,842
Other non-current assets	3,969	4,093
Total non-current assets	161,930	166,925
Current assets
Inventories and contracts in progress	10,292	10,043
Trade receivables	31,899	30,871
Other current assets	8,472	8,290
Cash and cash equivalents	107,568	111,538
Total current assets	158,231	160,742
Total assets	320,162	327,667

	As of March 31,	As of December 31,
in 000€	2021	2020
Equity and liabilities
Equity
Share capital	4,096	4,096
Share premium	141,306	141,274
Retained Earnings	(11,062)	(7,395)
Other reserves	(4,379)	(4,871)
Equity attributable to the owners of the parent	129,961	133,104
Non-controlling interest	—	—
Total equity	129,961	133,104
Non-current liabilities
Loans & borrowings	84,669	90,502
Lease liabilities	6,689	7,086
Deferred tax liabilities	6,450	6,805
Deferred income	4,948	5,327
Other non-current liabilities	604	398
Total non-current liabilities	103,360	110,118
Current liabilities
Loans & borrowings	15,841	13,984
Lease liabilities	3,328	3,539
Trade payables	19,024	17,698
Tax payables	977	974
Deferred income	32,692	29,555
Other current liabilities	14,979	18,695
Total current liabilities	86,841	84,445
Total equity and liabilities	320,162	327,667

Consolidated statement of cash flows (Unaudited)

	For the three month period ended March 31,
in 000€	2021	2020
Operating activities
Net profit (loss) for the quarter	(3,667)	(2,899)
Non-cash and operational adjustments		—
Depreciation of property, plant & equipment	3,803	3,646
Amortization of intangible assets	1,277	1,115
Impairment of goodwill and (in)tangible assets	—	—
Share-based payment expense	(415)	(75)
Loss (gain) on disposal of property, plant & equipment	(32)	108
Movement in provisions	—	(3)
Movement in reserve for bad debt and slow moving inventory	(2)	241
Financial income	(589)	(500)
Financial expense	4,701	1,821
Impact of foreign currencies	18	2
Share in loss of joint venture (equity method)	—	39
Income taxes and deferred taxes	(156)	457
Fair value adjustment	—	—
Other	—	—
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other receivables	(931)	1,581
Decrease (increase) in inventories and contracts in progress	(329)	(4)
Increase in trade payables and other payables	400	2,300
Income tax paid	—	(589)
Interest received	153	33
Net cash flow from operating activities	4,231	7,273

	For the three month period ended March 31,
in 000€	2021	2020
Investing activities
Purchase of property, plant & equipment	(1,242)	(2,567)
Purchase of intangible assets	(768)	(478)
Proceeds from the sale of property, plant, equipment and intangibles (net)	183	70
Acquisition of subsidiary (net of cash)	—	—
Investments in joint-ventures / shares	—	—
Convertible loan granted	(1,122)	(300)
Other equity investments in non-listed entities	—	—
Interest received	—	—
Net cash flow used in investing activities	(2,949)	(3,275)
Financing activities
Proceeds from loans & borrowings	—	—
Repayment of loans & borrowings	(3,918)	(2,585)
Repayment of leases	(1,066)	(1,024)
Capital increase in parent company	—	—
Direct attributable expense capital increase	—	—
Interest paid	(536)	(634)
Other financial income (expense), net	136	(138)
Net cash flow from financing activities	(5,384)	(4,381)
Net increase/(decrease) of cash and cash equivalents	(4,102)	(383)
Cash and cash equivalents at beginning of the quarter	111,538	128,897
Exchange rate differences on cash and cash equivalents	132	(1,379)
Cash and cash equivalents at end of the quarter	107,568	127,135

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31,
in 000€	2021	2020 (*)
Net profit (loss)	(3,667)	(2,899)
Income taxes	(155)	457
Financial expenses	4,701	1,820
Financial income	(589)	(500)
Depreciation and amortization	5,081	4,760
Share in loss of joint venture	—	39
EBITDA (unaudited)	5,371	3,677
Share-based compensation expense (1)	(415)	(75)
Acquisition-related expenses business combinations (2)	385	—
Adjusted EBITDA (unaudited)	5,341	3,602

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of our option to buy Link3D.

* The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Segment P&L (Unaudited)

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
For the three month period ended March 31, 2021
Revenues	10,219	16,231	19,114	45,564	(11)	45,553
Segment Adjusted EBITDA	3,429	4,541	(144)	7,826	(2,486)	5,341
Segment Adjusted EBITDA %	33.6%	28.0%	-0.8%	17.2%	—	11.7%
For the three month period ended March 31, 2020
Revenues	9,821	15,645	20,815	46,281	(36)	46,245
Segment Adjusted EBITDA	2,645	2,455	1,118	6,218	(2,615)	3,603
Segment Adjusted EBITDA %	26.9%	15.7%	5.4%	13.4%	—	7.8%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments.
(2)

Unallocated segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added share-based compensation expenses and acquisition related expenses of business combinations that are included in Adjusted EBITDA.

* The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended March 31,
in 000€	2021	2020
Net profit (loss) for the period	(3,667)	(2,899)
Income taxes	(155)	457
Financial cost	4,701	1,820
Financial income	(589)	(500)
Share in loss of joint venture	—	39
Operating profit	290	(1,083)
Depreciation and amortization	5,081	4,760
Corporate research and development	692	747
Corporate headquarter costs	2,648	2,368
Other operating (income) expense	(855)	(575)
Segment EBITDA (unaudited)	7,856	6,217

* The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR.